SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investment in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed

811-06603	January 31, 2012

2. State identification Number: DE

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

Performance Funds Trust

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219

Performance Funds Trust

3435 Stelzer Road

Columbus, Ohio 43219

April 12, 2012

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940

We, as members of management of Performance Funds Trust – The Money Market Fund, The U.S. Treasury Money Market Fund, The Short Term Government Income Fund, The Intermediate Term Income Fund, The Large Cap Equity Fund, The Mid Cap Equity Fund, The Leaders Equity Fund and The Strategic Dividend Fund (collectively, the Trust), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of January 31, 2012 and from May 31, 2011 through January 31, 2012.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2012 and from May 31, 2011 through January 31, 2012 with respect to securities reflected in the investment accounts of the Trust.

Performance Funds Trust

By:

/s/ Chris Sabato

Chris Sabato

Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Performance Funds Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Performance Funds Trust (individually, The Money Market Fund, The U.S. Treasury Money Market Fund, The Short Term Government Income Fund, The Intermediate Term Income Fund, The Large Cap Equity Fund, The Mid Cap Equity Fund, The Leaders Equity Fund and The Strategic Dividend Fund) (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of January 31, 2012. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2012, and with respect to agreement of security purchases and sales, for the period from May 31, 2011 (the date of our last examination), through January 31, 2012:

1.	Confirmation of all securities held by Trustmark National Bank (the Custodian) on behalf of the Funds, without prior notice to management;

2.	Reconciliation of all such securities to the books and records of the Funds and Custodian and inspection of relevant trade documentation for reconciling items;

3.	Confirmation of all securities held in book entry form by Federal Reserve Bank and Depository Trust Corporation on behalf of the Custodian at an omnibus level;

4.	Reconciliations of a sample of Custodian investment positions to the positions held on behalf of the Custodian at an omnibus level at the Federal Reserve Bank and Depository Trust Corporation and inspection of relevant trade documentation for reconciling items;

5.	Confirmation or inspection of documentation of all securities purchased/sold but not received/delivered;

6.	Confirmation of all repurchase agreements as of January 31, 2012 with brokers/banks and agreement of underlying collateral with the Custodian’s records; and

7.	Agreement of 15 security purchases and 15 security sales since May 31, 2011, from the books and records of the Funds to trade documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2012, and for the period from May 31, 2011 through January 31, 2012, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Columbus, Ohio

April 12, 2012

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